Filed Pursuant to Rule 424(b)(3)
File Nos. 333-217181
USQ CORE REAL ESTATE FUND
(THE “FUND”)

Class L Shares (USQSX)

Supplement dated June 23, 2025
to the Prospectus dated July 29, 2024, as previously supplemented

Effective June 30, 2025 (the “Effective Date”), the Fund has a new mailing address. As of the Effective Date, written requests to obtain Fund documentation and correspondence regarding the dividend reinvestment policy should be sent to the address below. In addition, to make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to USQ Core Real Estate Fund to the address below.
USQ Funds
c/o U.S. Bank Global Fund Services
PO Box 219252
Kansas City, MO 64121-9252
Effective immediately, the subsection entitled “PURCHASING FUND SHARES—How to Purchase Fund Shares” is replaced with the following:
Financial institutions and intermediaries, including authorized brokers and a broker’s authorized designee, on behalf of their clients may purchase shares of the Fund by placing orders with U.S. Bank Global Fund Services, the Fund’s transfer agent (or its authorized agent). The Fund will be deemed to have received a purchase order or a redemption order (i.e. repurchase request) when a financial institution, intermediary, authorized broker or a broker’s authorized designee, receives the order. Customer purchase orders will be priced at the Fund’s NAV next computed after they are received by a financial institution, intermediary, authorized broker or a broker’s authorized designee. Financial institutions, intermediaries, authorized brokers or a broker’s authorized designee that use certain proprietary systems of the Adviser may place orders electronically through those systems. Cash investments must be transmitted or delivered in federal funds to the Fund’s wire agent by the close of business on the day after the order is placed. The Fund reserves the right to refuse any purchase requests, particularly those that would not be in the best interests of the Fund or its shareholders and could adversely affect the Fund or its operations. The Fund generally does not accept investments from non-U.S. investors and reserves the right to decline such investments.
Certain intermediaries, including certain broker-dealers and shareholder organizations, have been designated as agents authorized to accept purchase, repurchase and exchange orders for Fund shares. Further, such agents are authorized to designate other intermediaries to receive purchase, repurchase and exchange orders on their behalf. Financial intermediaries may charge fees for the services they provide in connection with processing an investor’s transaction order or maintaining an investor’s account with them. Investors should check with their financial intermediary to determine if they are subject to these arrangements. These intermediaries are required by contract and applicable law to ensure that orders to purchase Fund shares are executed at the NAV per share next determined after the intermediary receives the request in good form, and that repurchases are effected at a price equal to the NAV per share on the applicable repurchase pricing date, as discussed further below under “PERIODIC OFFERS TO REPURCHASE SHARES”. These authorized intermediaries are responsible for transmitting requests and delivering funds on a timely basis. In accordance with the USA PATRIOT Act of 2001, please note that the financial institution or intermediary will verify certain information on your account as part of the Fund’s Anti-Money Laundering Program. As requested by your financial intermediary, you should supply your full name, date of birth, social security number and permanent street address. Mailing addresses containing a P.O. Box will not be accepted. You also may be asked for a copy of your driver’s license, passport or other identifying document in order to verify your identity. In addition, it may be necessary to verify your identity by cross-referencing your identification information with a consumer report or other electronic database. Additional information may be required to open accounts for corporations and other entities. Federal law prohibits the Fund and other financial institutions from opening a new account unless they receive the minimum identifying information listed above. After an account is opened, the Fund may restrict your ability to purchase additional shares until your identity is verified. The Fund may

Filed Pursuant to Rule 424(b)(3)
File Nos. 333-217181
close your account or take other appropriate action if they are unable to verify your identity within a reasonable time. If your account is closed for this reason, your shares will be redeemed at the NAV next calculated after the account is closed.
Effective immediately, the second paragraph of the section entitled “PERIODIC OFFERS TO REPURCHASE SHARES” is replaced with the following:
PERIODIC OFFERS TO REPURCHASE SHARES
The Fund, however, has taken action to provide a measure of liquidity to shareholders. The Fund has adopted share repurchase policies as fundamental policies. This means the policies may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities. These policies provide that the Fund will make Repurchase Offers, which are quarterly offers by the Fund to repurchase a designated percentage of the outstanding shares owned by the Fund’s shareholders. The Fund is therefore designed primarily for long-term investors. The Fund will be deemed to have received a redemption order (i.e. repurchase request) when a financial institution, intermediary, authorized broker or a broker’s authorized designee, receives the order.
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Please retain this supplement for your reference.
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